For the semi-annual period ended March 31, 2008.
File number 811-07343
The Prudential Investment Portfolios, Inc.


                                  SUB-ITEM 77D
                  Policies with Respect to Security Investment


                   The Prudential Investment Portfolios, Inc.
                          Dryden Active Allocation Fund

                        Supplement dated January 22, 2008
 to the Prospectus and Statement of Additional Information (SAI) dated November
                                    30, 2007

     _______________________________________________________________________

The Board of Directors of The Prudential Investment Portfolios, Inc. (the Portfolios) has approved changes to certain of the investment policies of Dryden Active Allocation Fund (the Fund). These changes are described below.

Derivatives

The Fund currently may invest in derivatives, including swaps, in varying amounts, but usually less than 10% of the Fund's investable assets. This policy will change to permit the Fund to invest in all types of derivatives (including swaps) up to 25% of the Fund's net assets.

To reflect this change the "Principal & Non Principal Strategies: Investment Limits" table appearing in the section of the Prospectus entitled "How the Fund Invests-Investment Risks" is revised by changing the amount of Fund assets that may be invested in Derivatives (including swaps) to 25% of net Fund assets.

LR00200